                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )*

                            LIBERTY MEDIA CORPORATION
                            -------------------------
                                (NAME OF ISSUER)

1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").

2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Common Stock:                                          530 718 105
2.   Series B Common Stock:                                          530 718 204
                                 --------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
   ---------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 August 10, 2001
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A Common Stock:                                               530 718 105
Series B Common Stock:                                               530 718 204
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Magness Securities, LLC
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) / /
     (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)                OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization              Colorado
--------------------------------------------------------------------------------
                   7) Sole Voting Power      Series A Common Stock 31,128,720(1)
Number of Shares                             Series B Common Stock 21,632,096
                   -------------------------------------------------------------
 Beneficially      8) Shared Voting Power    Series A Common Stock          0
                                             Series B Common Stock          0
 Owned by Each     -------------------------------------------------------------
                   9) Sole Dispositive Power Series A Common Stock 31,128,720(1)
Reporting Person                             Series B Common Stock 21,632,096
                   -------------------------------------------------------------
   With            10) Shared Dispositive Power
                                             Series A Common Stock          0
                                             Series B Common Stock          0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                             Series A Common Stock 31,128,720(1)
                                             Series B Common Stock 21,632,096
--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
          1.3% of Series A Common Stock
          10.2% of Series B Common Stock
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       OO
--------------------------------------------------------------------------------

     (1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

ITEM 1. SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:

     1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").

     2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").

     The issuer of the Series A Common Stock and the Series B Common Stock (collectively, the "Company Securities") is Liberty Media Corporation (the "Company" or "Liberty") whose principal executive offices are located at 9197 South Peoria Street, Englewood Colorado 80112.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed by Magness Securities, LLC, a Colorado limited liability company ("Magness LLC"). The principal business of Magness LLC is to hold the Company Securities and other securities. Kim Magness and Gary Magness each hold a 50% membership interest in Magness LLC, and Kim Magness is the manager of Magness LLC.

     (b) The business address of the Magness LLC is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c)  The filing person has no employment or occupation.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting the filing person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Magness LLC is a Colorado limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 10, 2001 AT&T Corp. ("AT&T") split off its wholly owned subsidiary Liberty Media Corporation and redeemed, on a one-for-one basis, all of its Liberty Media Group tracking stock, a class of AT&T common stock designed to reflect the performance of AT&T's Liberty Media Group, in exchange for shares of Liberty Media Corporation ("Split Off"). As a result of the Split Off, each holder of a share of AT&T's Class A Liberty Media Group tracking stock received one share Series A Common Stock, and each holder of AT&T's Class B Liberty Media Group tracking stock received one share of Series B Common Stock. The filing person held shares of both AT&T's Class A Liberty Media Group tracking stock and AT&T's Class B Liberty Media Group tracking stock. The number of shares of Series A Common Stock and Series B Common Stock received by the filing person in the Split Off is set forth in more detail in Item 5 hereto.

ITEM 4. PURPOSE OF TRANSACTION

AT&T SPLIT OFF

     On August 10, 2001, AT&T completed the Split Off of Liberty Media Corporation pursuant to which AT&T redeemed all of its outstanding shares of Liberty Media Group tracking stock in exchange for shares of Liberty Media Corporation common stock. As a result of the Split Off, holders of AT&T's Liberty Media Group tracking stock received shares of Liberty Media Corporation common stock on the basis of a one-for-one exchange ratio. In addition, Liberty Media Corporation became an independent public company. The reporting person held shares of both AT&T's Class A and Class B Liberty Media Group tracking stocks, and pursuant to the Split Off, received shares of Series A Common Stock and Series B Common Stock, respectively, on the basis of a one-for-one exchange ratio. The approval of the Split Off by the stockholders of AT&T Liberty Media Group tracking stock was not required and was not sought by AT&T. The holders of Series A Common Stock are entitled to one vote for each share held, and the holders of Series B Common Stock are entitled to 10 votes for each share held on all matters voted on by Liberty stockholders, including the election of directors.

AGREEMENTS REGARDING COMPANY SECURITIES

     In 1998, the filing person entered into three agreements with Tele-Communications, Inc. ("TCI") and various other parties which govern the voting and disposition of Company Securities held by the parties to such agreements.

     The first such agreement (the "Malone Call Agreement") was entered into among TCI, Malone and Malone's wife (together with Malone, the "Malones"), under which the Malones granted to TCI the right to acquire the Malones' high-voting shares, then consisting of an aggregate of approximately 60 million shares of Series B TCI Group Common Stock, TCI Series B Liberty Media Group Common Stock and TCI Series B Ventures Group Common Stock (collectively, the "TCI Series B Shares"), upon Malone's death or upon a contemplated sale of the TCI Series B Shares (other than a minimal amount) to third persons. In either such event, TCI had the right to acquire the shares at a maximum price equal to the then relevant market price of shares of "low-voting" Series A TCI Group Common Stock, TCI Series A Liberty Media Group Common Stock and TCI Series A Ventures Group Common Stock (the "TCI Series A Stock") plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the TCI Series A Stock plus a ten percent premium. The Malones also agreed that if TCI were ever to be sold to another entity, then the maximum premium that the Malones would receive on their TCI Series B Shares would be no greater than a ten percent premium over the price paid for the relevant shares of TCI Series A Stock. TCI paid approximately $150 million to the Malones for agreeing to the terms of the Malone Call Agreement.

     Under the second agreement, the Estate of Betsy Magness Estate and the Bob Magness Estate, Kim Magness, Gary Magness and certain others (collectively, the "Magness Group") entered into a call agreement with TCI (on substantially the same terms as the Malone Call Agreement, including a call on the shares owned by the Magness Group upon Malone's death (the "Magness Call Agreement")), on the Magness Group's aggregate of approximately 49 million TCI Series B Shares. The Magness Group was paid $123,579,980 by TCI for entering into the Magness Call Agreement.

     The Magness Group entered into a third agreement, the Stockholders' Agreement (the "Stockholders' Agreement"), with the Malones and TCI under which
(i) the Magness Group and the Malones agree to consult with each other in connection with matters to be brought to the vote of TCI's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Malone would have an irrevocable proxy to vote the TCI Series B Shares owned by the Magness Group, (ii) the Magness Group could designate a nominee for the Board and Malone agreed to vote his TCI Series B Shares for such nominee and
(iii) certain "tag-along rights" were created in favor of the Magness Group with respect to any sale by the Malones of TCI Series B Shares and certain "drag-along rights" were created in favor of the Malones with respect to the sale of all or substantially all of the TCI Series B Shares beneficially owned by Malone or of the business or assets of TCI, pursuant to which the Magness Group would consent to such sale and, if the sale is of the TCI Series B Shares, the Magness Group would either convert their TCI Series B Shares to the respective TCI Series A Shares of TCI or sell their TCI Series B Shares pursuant to the terms of such sale.

     In March 1999 in connection with the acquisition of TCI by AT&T, the Magness Group (including FT LLC, Magness LLC, The Kim Magness Family Foundation and The Gary Magness Family Foundation), the Malones, TCI, Liberty Ventures Group LLC and Liberty Media Corporation entered into letter agreements to amend the terms of the Malone Call Agreement ("The Malone Letter Agreement"), the Magness Call Agreement (the "Magness Letter Agreement") and the Stockholders' Agreement (the "Stockholders' Letter Agreement"). Pursuant to the Stockholders' Letter Agreement, the parties thereto agreed to assign TCI's rights and obligations under the Stockholders' Agreement first to Liberty Ventures Group LLC and then to Liberty. In addition, the Stockholders' Letter Agreement amends the Stockholders' Agreement so that the irrevocable proxy to vote shares held by the Magness Group would relate to AT&T's Class B Liberty Media Group tracking stock or any super voting class of equity securities issued by Liberty held by the Magness Group. The "tag-along rights" and "drag-along rights" of the Stockholders' Agreement would relate to the Malones' and the Magness Group's AT&T Class B Liberty Media Group tracking stock or any super voting class of equity securities issued by Liberty and held by the Malones and the Magness Group.

     As a result of the Split Off, the aforementioned irrevocable proxy and the "tag along" and "drag along" rights now relate to the Series B Common Stock. In addition, since Liberty is now a publicly traded company, the agreement in the Stockholders' Agreement concerning voting of Malone's shares for the Magness Group Representative (as defined in the Stockholders' Agreement) for the Board of Directors will relate to the Board of Directors of Liberty.

     Pursuant to the Magness Letter Agreement and the Malone Letter Agreement, the parties agreed to assign TCI's rights and obligations under both agreements to Liberty. As a result of the Split Off, the call right under both agreements is now a right on the part of Liberty to purchase the Series B Common Stock upon the following events: (i) a proposed sale by the holder of the Series B Common Stock (other than a minimal amount) or (ii) the death of Malone. This right may be exercised for a maximum price equal to the then relevant market price of "low-voting" Series A Common Stock plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the Series A Common Stock plus a ten percent premium. Upon a change in control of Liberty, the maximum premium that the Magness Group or Malones could agree to receive on their Series B Common Stock would be no greater than a ten percent premium over the price paid for the Series A Common Stock.

     The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                   AMOUNT AND NATURE OF           PERCENT OF CLASS
TITLE OF CLASS                     BENEFICIAL OWNERSHIP               POWER(1)
--------------                     --------------------           ----------------
Series A Common Stock                  31,128,720(2)(3)                  1.3%
Series B Common Stock                  21,632,096(3)                    10.2%

(1) Based on 2,377,907,044 shares of Series A Common Stock, and 212,045,288 shares of Series B Common Stock outstanding on June 30, 2001.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

(3) Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share.


     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

          CLASS OF SECURITY                  SOLE VOTING POWER        SHARED VOTING POWER
          -----------------                  -----------------        -------------------
          Series A Common Stock                  31,128,720                    0
          Series B Common Stock                  21,632,096                    0


                                             SOLE DISPOSITIVE         SHARED DISPOSITIVE
          CLASS OF SECURITY                        POWER                    POWER
          -----------------                  ----------------         ------------------
          Series A Common Stock                  31,128,720                   0
          Series B Common Stock                  21,632,096                   0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Kim Magness, as the manager of Magness LLC, has sole power to vote and shared power to dispose of the securities directly held by Magness LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by Magness LLC. Therefore, Kim Magness possesses the sole power to vote 9,496,624 shares of Series A Common Stock, and 21,632,096 shares of Series B Common Stock held directly by Magness LLC. Kim Magness, together with Gary Magness, possess shared power to direct the disposition of 9,496,624 shares of Series A Common Stock, and 21,632,096 shares of Series B Common Stock held directly by Magness LLC.

     TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty are parties to the Stockholders' Letter Agreement; TCI, the Magness Group, Liberty Ventures Group LLC and Liberty are parties to the Magness Letter Agreement; TCI, the Malones and the Magness Group are parties to the Stockholders' Agreement; and, TCI and the Magness Group are parties to the Magness Call Agreement, all as described in Item 4 above.

     The Stockholders' Agreement, the Magness Call Agreement, the Stockholders' Letter Agreement and the Magness Letter Agreement are attached to this Statement as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1. Stockholders' Agreement dated as of February 9, 1998, among TCI, the Malones and the Magness Group (the "Stockholders' Agreement") (incorporated by reference to Exhibit 99.1 to Magness LLC's Schedule 13D in respect to TCI with a statement date of October 8, 1998)

99.2. Call Agreement dated as of February 9, 1998, between TCI and the Magness Group (the "Magness Call Agreement") (incorporated by reference to Exhibit 99.2 to Magness LLC's Schedule 13D in respect to TCI with a statement date of October 8, 1998)

99.3. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty (incorporated by reference to
          Exhibit 99.3 to Magness LLC's Schedule 13D in respect to AT&T with a statement date of March 9, 1999)

99.4. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty (incorporated by reference to Exhibit 99.4 to Magness LLC's
          Schedule 13D in respect to AT&T with a statement date of March 9,
          1999)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 20, 2001



MAGNESS SECURITIES, LLC

/s/ Kim Magness
--------------------------------
By: Kim Magness, Manager

                                INDEX OF EXHIBITS

99.1. Stockholders' Agreement dated as of February 9, 1998, among TCI, the Malones and the Magness Group (the "Stockholders' Agreement") (incorporated by reference to Exhibit 99.1 to Magness LLC's Schedule 13D in respect to TCI with a statement date of October 8, 1998)

99.2. Call Agreement dated as of February 9, 1998, between TCI and the Magness Group (the "Magness Call Agreement") (incorporated by reference to Exhibit 99.2 to Magness LLC's Schedule 13D in respect to TCI with a statement date of October 8, 1998)

99.3. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty (incorporated by reference to
          Exhibit 99.3 to Magness LLC's Schedule 13D in respect to AT&T with a statement date of March 9, 1999)

99.4. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty (incorporated by reference to Exhibit 99.4 to Magness LLC's
          Schedule 13D in respect to AT&T with a statement date of March 9,
          1999)


                                       A-1